Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

CSG Purchase Price for The Kinetic Group Business Increased to $2.1 Billion and Cash Consideration Increased to $21.00 Per Share
Vista Outdoor Board Unanimously Recommends the CSG Transaction as the Most Compelling for Stockholders, Providing Superior Package Value
Vista Outdoor Board Unanimously Rejects MNC’s Final Indication as Inadequate and Opportunistic, Particularly in its Undervaluation of Revelyst
ANOKA, Minn., July 8, 2024 - Vista Outdoor Inc. (“Vista Outdoor”) (NYSE: VSTO) today announced that the Company entered into an amendment to the merger agreement with the Czechoslovak Group a.s. (“CSG”), which increases the purchase price payable by CSG for the acquisition of The Kinetic Group business (the “CSG Transaction”) by $100 million to $2.1 billion. The amendment also increases the cash consideration payable to Vista Outdoor stockholders by $3.00 per share of Vista Outdoor common stock to $21.00 in cash.
Vista Outdoor Board Unanimously Recommends the CSG Transaction as the Most Compelling for Stockholders
The Vista Outdoor Board of Directors (the “Board”) has been steadfast and singularly focused on maximizing value for Vista Outdoor’s stockholders. Vista Outdoor is fully committed to the CSG Transaction and the Board unanimously reaffirms its recommendation that its stockholders vote in favor of the CSG Transaction.
Key highlights of the CSG Transaction include:
•Maximizes Stockholder Value: CSG’s $2.1 billion purchase price delivers $7-$16 per share more value to stockholders than MNC’s Final Indication (as defined below).
•Stockholders Realize Separation Benefit and Own Upside in Value at Revelyst: As a result of the CSG Transaction, Vista Outdoor stockholders lock in the value of The Kinetic Group and participate in the projected growth of Revelyst, while retaining the ability to realize a potential change of control premium for Revelyst in the future.
•Certainty and Timing to Close: Vista Outdoor and CSG have received all regulatory approvals required under the merger agreement and are prepared to close in July 2024, subject to receipt of stockholder approval and satisfaction of other customary closing conditions.
•Result of Competitive Sale Process: The CSG Transaction is the result of a competitive and exhaustive, multi-stage process, including outreach to 26 potential buyers.
•Fair Consideration for Stockholders: Vista Outdoor stockholders will receive one share of Revelyst common stock and $21.00 in cash, in each case, per share of Vista Outdoor common stock at the closing of the CSG Transaction. The CSG Transaction crystallizes significant value and mitigates future market risk for The Kinetic Group today. Vista Outdoor’s financial advisors each delivered an opinion as to the fairness, from a financial point of view, of the consideration in the CSG Transaction to the stockholders of Vista Outdoor’s common stock.
As a pure-play standalone outdoor company, there is significant opportunity for Revelyst to realize superior value for stockholders when separated from The Kinetic Group, with expanded strategic opportunities and the strengthened ability to attract and retain talent. Upon completion of the CSG transaction, Revelyst, as an independent, publicly traded company, will be capitalized with approximately $250 million in net cash, positioning Revelyst, under its new management, to successfully execute its capital allocation strategy. Vista Outdoor reaffirms its annual guidance to double standalone Revelyst EBITDA in fiscal year 2025 with a clear path to achieve more than $100 million in run-rate cost saving by fiscal year 2027 and mid-teens EBITDA margins long-term.
The special meeting of Vista Outdoor stockholders to, among other things, vote on a proposal to adopt the merger agreement with CSG, is scheduled to be held virtually on July 23, 2024, at 9:00 a.m. Central Time.
Vista Outdoor Board Unanimously Rejects MNC’s Final Indication as Inadequate and Opportunistic, Particularly in its Undervaluation of Revelyst
Vista Outdoor engaged extensively with MNC Capital (“MNC”) since MNC’s initial outreach in September 2022. During this time, Vista Outdoor provided MNC access to approximately 4,900 documents, answered over 1,050 data requests, held over 35 meetings or calls, gave extensive access to the management team and supported multiple site tours. Despite these efforts, MNC’s Final Indication significantly undervalues Vista Outdoor as a whole and especially the Revelyst business.
Following consultation with its financial and legal advisors, the Board has unanimously rejected the unsolicited indication of interest received from MNC on June 26, 2024 pursuant to which MNC expressed its final effort to acquire Vista Outdoor in an all-cash transaction for $42.00 per share (the “MNC Final Indication”). The Board determined that the MNC Final Indication would not be more favorable to Vista Outdoor stockholders from a financial point of view than, and would not reasonably be expected to be superior to, the transactions contemplated by the CSG Transaction. Given MNC’s public statement that it “cannot see any possible basis or reason to further raise [its proposal]”, the Board determined MNC’s Final Indication does not meet the standard for engagement under the merger agreement with CSG.
Key highlights regarding MNC’s Final Indication:
•Inferior Stockholder Value: MNC is using Vista Outdoor’s own cash generation to fund its increased proposals. The value to Vista Outdoor stockholders of the CSG Transaction has actually improved over time relative to MNC by approximately $1.75 per share.
•Fundamentally Undervalues Revelyst: MNC’s Final Indication does not take into account the significant projected EBITDA expansion at Revelyst under new management or the ability for Vista Outdoor stockholders to realize a potential change of control premium for Revelyst in the future.
•Multiple Months to Close: A transaction with MNC would take multiple months to close. MNC has never completed a transaction, its financing includes new debt and equity partners relative to its prior offers and the MNC Final Indication remains subject to additional due diligence.
•Opportunistic Proposal to Capture Revelyst Upside: The Board is always open to opportunities to maximize stockholder value and may consider pursuing a change of control transaction for Revelyst at the appropriate time and at the appropriate valuation - but the Board believes that the MNC Final Indication significantly undervalues Revelyst and that MNC is seeking to capture, outside of a sale process and at a significant discount, the value of Revelyst which under the CSG Transaction would remain with Vista Outdoor stockholders.

•Inadequate Consideration: Each of Vista Outdoor’s financial advisors has delivered an opinion as to the inadequacy, from a financial point of view, of the MNC Final Indication to the holders of Vista Outdoor’s common stock.
The Board issued a letter to MNC which is reproduced below:
July 8, 2024
MNC Capital
Attention: Mark Gottfredson
Mr. Gottfredson:
I am writing on behalf of Vista Outdoor Inc. (“Vista”) in response to MNC Capital’s (“MNC”) letter dated June 26, 2024, expressing MNC’s interest in pursuing a transaction pursuant to which MNC would acquire Vista in an all-cash transaction for $42.00 per Vista share (the “MNC Final Indication”). We also refer to the agreement and plan of merger dated as of October 15, 2023, as amended on May 27, 2024, June 23, 2024 and July 7, 2024, between Vista, Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc., and, solely for the purposes of the Guarantor Provisions as defined therein, CZECHOSLOVAK GROUP a.s. (the “CSG Merger Agreement”).
Vista’s Board of Directors (the “Board”) has carefully reviewed the MNC Final Indication in consultation with our financial advisors and outside legal counsel.
After a thorough evaluation of the merits and risks of the MNC Final Indication, the Board has determined that the MNC Final Indication would not be more favorable to Vista stockholders from a financial point of view than, and would not reasonably be expected to be superior to, the transactions contemplated by the CSG Merger Agreement. The Board has therefore rejected the MNC Final Indication.
The Board takes its fiduciary responsibilities seriously and is deeply committed to maximizing value for all of our stockholders. The Board is always receptive to opportunities that will help us achieve that goal.
Regards,
Michael Callahan
Chairman of the Board of Directors of Vista Outdoor Inc.
Morgan Stanley & Co. LLC is acting as sole financial adviser to Vista Outdoor and Cravath, Swaine & Moore LLP is acting as legal adviser to Vista Outdoor. Moelis & Company LLC is acting as sole financial adviser to the independent directors of Vista Outdoor and Gibson, Dunn & Crutcher LLP is acting as legal adviser to the independent directors of Vista Outdoor.
About Vista Outdoor Inc.
Vista Outdoor (NYSE: VSTO) is the parent company of more than three dozen renowned brands that design, manufacture and market sporting and outdoor products. Brands include Bushnell, CamelBak, Bushnell Golf, Foresight Sports, Fox Racing, Bell Helmets, Camp Chef, Giro, Simms Fishing, QuietKat,

Stone Glacier, Federal Ammunition, Remington Ammunition and more. Our reporting segments, Outdoor Products and Sporting Products, provide consumers with a wide range of performance-driven, high-quality and innovative outdoor and sporting products. For news and information, visit our website at www.vistaoutdoor.com.
Forward-Looking Statements
Some of the statements made and information contained in this press release, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.’s (“Vista Outdoor”, “we”, “us” or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.
Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.
You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.
No Offer or Solicitation
This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Additional Information and Where to Find It
These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.
Participants in Solicitation
Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.
Investor Contact:
Tyler Lindwall
Phone: 612-704-0147
Email: investor.relations@vistaoutdoor.com
Media Contact:
Eric Smith
Phone: 720-772-0877
Email: media.relations@vistaoutdoor.com